SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2010

                              B COMMUNICATIONS LTD.
                (Formerly known as 012 SMILE.COMMUNICATIONS LTD.)
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.


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                              B COMMUNICATIONS LTD.



The following exhibit is attached:

99.1 English Translation of Immediate Report with press release re Acquisition of Shares in Walla! Communications Ltd. filed by Bezeq The Israel Telecommunication Corp. Ltd., a 30.44%-owned subsidiary of the Registrant, with the Israel Securities Authority and the Tel Aviv Stock Exchange dated April 26, 2010.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            B COMMUNICATIONS LTD.
                                                 (Registrant)


                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: April 26, 2010






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                                  EXHIBIT INDEX



EXHIBIT NO.                DESCRIPTION
----------                 -----------

   99.1 English Translation of Immediate Report with press release re Acquisition of Shares in Walla! Communications Ltd. filed by Bezeq The Israel Telecommunication Corp. Ltd., a 30.44%-owned subsidiary of the Registrant, with the Israel Securities Authority and the Tel Aviv Stock Exchange dated April 26, 2010.